LEGACY COMMUNICATIONS CORPORATION

UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS

June 26, 2008

The undersigned, being all of the members of the Board of Directors of Legacy Communications Corporation (the “Company”), do hereby vote for, consent to, and approve, and adopt the following recitals and resolutions:

RESOLVED, that the Bylaws of the Company are amended by deleting Article II, Section 9 in its entirety.

This unanimous consent may be executed in one or more counterparts and shall be effective as of the date hereof, regardless of whether any individual counterpart of all such counterparts are executed by all members of the Board of Directors and regardless of whether any or all such executions occur before, on or after such date.
DIRECTORS:

/s/ E. Morgan Skinner, Jr.
E. Morgan Skinner, Jr.

/s/ Lavon Randall
Lavon Randall

/s/ Jeffrey B. Bate
Jeffrey B. Bate